UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Diversified Energy Company PLC
(Name of Issuer)

Ordinary shares, par value £0.20 per share
(Title of Class of Securities)

G2891G204
(CUSIP Number)

04/24/2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	G2891G204

1	Names of Reporting Persons
Jupiter Asset Management Ltd
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [X]
3	Sec Use Only

4	Citizenship or Place of Organization
England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
2,180,960
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
2,180,960
9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,180,960
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
4.58%
12	Type of Reporting Person (See Instructions)
OO, FI

SCHEDULE 13G

CUSIP No.	G2891G204

1	Names of Reporting Persons
Jupiter Investment Management Limited
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [X]
3	Sec Use Only

4	Citizenship or Place of Organization
England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
204,245
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
204,245
9	Aggregate Amount Beneficially Owned by Each Reporting Person
204,245
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
0.43%
12	Type of Reporting Person (See Instructions)
OO, FI

Item 1.

(a)	Name of Issuer: Diversified Energy Company PLC (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

1600 Corporate Drive

Birmingham, Alabama 35242, USA

Item 2.	Name of Person Filing:

This statement is filed by: Jupiter Asset Management Ltd. and Jupiter Investment Management Limited. Jupiter Asset Management Ltd. and Jupiter Investment Management Limited are indirectly controlled by Jupiter Fund Management plc. Jupiter Asset Management Ltd. and Jupiter Investment Management Limited are hereinafter sometimes collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement pursuant to which the Reporting Persons have agreed to file this statement and any subsequent amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. The Reporting Persons provide investment advisory and management services and have acquired the securities of the Issuer solely for investment purposes on behalf of client accounts over which they have investment discretion. The securities of the Issuer are held in such accounts for the economic benefit of the beneficiaries of those accounts. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for purposes of Section 13 of the Act, the beneficial owner of the shares of ordinary stock, par value £0.20 per share reported herein.

(a)	Address of Principal Business Office or, if None, Residence:

Jupiter Asset Management Ltd

The Zig Zag Building,

70 Victoria Street,

London SW1E 6SQ

(b)	Citizenship: England and Wales

(c)	Title and Class of Securities: Ordinary shares, par value £0.20 per share (“Ordinary Stock”)

(d)	CUSIP No.: G2891G204

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_] Broker or dealer registered under Section 15 of the Act;

(b)	[_] Bank as defined in Section 3(a)(6) of the Act;

(c)	[_] Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[_] Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	[_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	[_] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	[_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person. The percentages set forth herein are calculated based upon 47,542,179 ordinary outstanding shares as of April 24, 2024.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

N/A

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

See Item 2.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

N/A

Item 8.	Identification and classification of members of the group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

The Reporting Person hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of her or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2024

JUPITER ASSET MANAGEMENT LTD

/s/ Katie Carter
Name: Katie Carter
Title: Head of Compliance

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).